Exhibit 99.2

GSX Techedu Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: GOTU)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on June 4, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of GSX Techedu Inc. (the “Company”) will be held at Tower C, Beyondsoft Building, 7 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China, at 5pm (Beijing Time) on June 4, 2021, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the change of the Company’s legal name from “GSX Techedu Inc.” to “Gaotu Techedu Inc.”, which has been approved by the resolutions of the Company’s board of directors, be and hereby is, authorized and approved; and

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The board of directors of the Company has fixed the close of business on May 17, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://gsx.investorroom.com, or by contacting GSX Techedu Inc. at ir@gaotu.cn, or by writing to GSX Techedu Inc. at Tower C, Beyondsoft Building, 7 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China, telephone: +86 10 8282-6826.

By Order of the Board of Directors,
GSX Techedu Inc.

By:	/s/ Larry Xiangdong Chen
Name:	Larry Xiangdong Chen
Title:	Chairman of the Board of Directors

Beijing, China,

May 10, 2021